August 4, 2017

Pamela A. Long

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.

Amendment 2 to Draft Registration Statement

Submitted July 13, 2017

CIK No. 0001687277

Dear Ms. Long:

On behalf of ReTo Eco-Solutions, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated July 18, 2017, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Registration Statement, CIK No. 0001687277 (the “Registration Statement”). The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

1.	We note your response to comment 3 in our letter dated May 23, 2017. Please tell us and expand your disclosures to explain fully the reasons behind the non-PRC entities not subject to PRC tax negatively impacting your effective tax rate by 3%, considering that such entities generated losses for the year ended December 31, 2016 as indicated in your response. In providing your response, please clearly outline whether there were any unrecognized tax benefits that led to such a scenario, if applicable.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s operating subsidiaries incorporated in the People’s Republic of China (“PRC”) are subject to PRC enterprise income tax at the statutory income tax rate of 25%. One of its wholly owned subsidiaries, REIT Technology Development (America), Inc. (“REIT Technology US”), is located in the United States. REIT Technology US, a foreign subsidiary, incurred operating losses of $797,287 and $113,203 in fiscal 2016 and 2015, respectively, which were not deductible for PRC income tax purposes. Therefore, the related income tax impact of $199,322 in fiscal 2016 and $28,301 in fiscal 2015 have to be taken into the consideration in the reconciliations of the Company’s effective tax rate to PRC statutory rate for fiscal 2016 and 2015, respectively, representing a negative impact of 3% in fiscal 2016 (the related income tax impact of $199,322 divided by the Company’s fiscal 2016 income before tax of $6,455,436) and 1.1% in fiscal 2015 (the related income tax impact of $28,301 divided by the Company’s fiscal 2015 income before tax of $2,651,375). Due to uncertainties of future Non-PRC taxable income, the Company made a 100% valuation allowance on the deferred tax assets derived from these net operating losses and did not recognize any deferred tax assets on these non-PRC losses. There is no unrecognized tax benefit for these losses.

If we fail to protect our intellectual property rights…, page 15; Intellectual Property Rights, page 73

2.	Revised disclosure indicates that Beijing REIT entered into an agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. on January 7, 2017 regarding the use, licensing, and transfer rights for the seven joint patents. Please advise what consideration you have given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe the agreement with Luoyang Water-Conservancy Surveying & Design Co., Ltd. (the “Agreement”) is a material agreement because the Company’s business is not substantially dependent upon the patents that are covered by the Agreement pursuant to Item 601(b)(10)(ii)(B). However, the Company has included the Agreement as an exhibit to the Registration Statement for full disclosure.

Sources of Raw Materials, page 72

3.	Please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and will revise the disclosure on Page 72 in the Registration Statement as follows:

“For the years ended December 31, 2016 and 2015, the Company purchased approximately 41% and 39%, and 10% and 5%, of its raw materials from two primary suppliers – Changjiang Huasheng Tianya Cement Co., Ltd. and Liu Li, a natural person, respectively. If we are unable to purchase from these primary suppliers, we do not expect we would face difficulties in locating other suppliers at substantially the same prices.”

Sincerely, /s/ Bradley A. Haneberg Bradley A. Haneberg, Esq.